UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Equinox Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29446Y502
(CUSIP Number)

March 10, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29446Y502		Page 2 of 5 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yamana Gold Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,581,881(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,581,881(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,581,881(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents (i) 7,236,380 common shares held by the Reporting Person and (ii) 8,345,501 common shares issuable on the conversion of warrants held by the Reporting Person.

(2) Based on 224,546,571 shares outstanding, calculated as follows, (i) 216,201,070 common shares outstanding as of March 30, 2020, as reported on the Issuer’s Management Information Circular, filed with the Securities and Exchange Commission on April 7, 2020, plus (ii) 8,345,501 common shares issuable on the conversion of warrants held by the Reporting Person.

CUSIP No. 29446Y502		Page 3 of 5 Pages
SCHEDULE 13G

ITEM 1.                                      (a)                     Name of Issuer:

Equinox Gold Corp.

(b)                      Address of Issuer’s Principal Executive Offices:

Suite 1501, 700 West Pender St., Vancouver, BC, V6C 1G8

ITEM 2.                                      (a)                     Name of Person Filing:

Yamana Gold Inc.

(b)                      Address of Principal Business Office, or if none, Residence:

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario, Canada M5J 2J3

(c)                       Citizenship:

Canada

(d)                      Title of Class of Securities:

Common Shares, no par value

(e)                       CUSIP Number: 29446Y502

ITEM 3.                                     IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.                                      OWNERSHIP.

(a)                      Amount beneficially owned:

The information set forth in row 9 of the cover page is incorporated herein by reference.

(b)                      Percent of class:

The information set forth in row 11 of the cover page is incorporated herein by reference.

(c)                       Number of shares as to which such person has:

(i)                           Sole power to vote or to direct the vote:

The information set forth in row 5 of the cover page is incorporated herein by reference.

(ii)                        Shared power to vote or to direct the vote:

The information set forth in row 6 of the cover page is incorporated herein by reference.

(iii)                     Sole power to dispose or to direct the disposition of:

The information set forth in row 7 of the cover page is incorporated herein by reference.

(iv)                    Shared power to dispose or to direct the disposition of:

The information set forth in row 8 of the cover page is incorporated herein by reference.

ITEM 5.                                      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.                                      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. 29446Y502		Page 4 of 5 Pages
SCHEDULE 13G

ITEM 7.                                      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.                                      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.                                      NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.                               CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29446Y502		Page 5 of 5 Pages
SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

YAMANA GOLD INC.

	By:	/s/ Sofia Tsakos
Name: Sofia Tsakos
Title: Senior Vice President, General Counsel and Corporate Secretary